UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-14195

(Check One):

☒ Form 10-K                 ☐ Form 20-F                 ☐ Form 11-K                 ☐ Form 10-Q

☐ Form 10-D                 ☐ Form N-SAR             ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: American Tower Corporation

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): 116 Huntington Avenue

City, State and Zip Code: Boston, Massachusetts 02116

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 25, 2008, American Tower Corporation (the “Company”) issued a press release (the “Press Release”), which the Company furnished with the Securities and Exchange Commission on Form 8-K, in which the Company indicated that it would delay the filing of its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) in order to allow the Company additional time to evaluate the impact of certain non-cash tax-related items on its financial statements, including potential adjustments to its deferred tax assets and liabilities.

As disclosed in the Press Release, in December 2002, the Company classified its Verestar subsidiary, which comprised the Company’s former satellite and fiber network access segment, as a discontinued operation. Verestar filed for bankruptcy protection in December 2003, and the Company ceased to consolidate Verestar’s financial results as of the bankruptcy filing date. In the fourth quarter of 2007, the bankruptcy court approved a settlement of the bankruptcy proceedings and related litigation. In connection with the Verestar settlement, the Company undertook an analysis of its historical tax positions, including the records supporting its deferred tax assets and liabilities, to determine the impact, if any, of the settlement on the tax attributes of the Company. Since the Verestar settlement contained certain provisions that affected the Company’s net operating loss carryforwards and deferred tax assets, the review of historical activity was necessary. In connection with this and other tax-related analyses, the Company has discovered potential prior period errors associated with certain non-cash tax-related items. The Company is in the process of completing its analyses, including an evaluation of the materiality of the potential errors and any impact on its prior period financial statements.

Until the Company’s analyses are completed and the Company has determined the impact, if any, on its prior period financial statements, and the Company’s independent registered public accounting firm has completed its year-end audit, the Company will be unable to file the Form 10-K. The Company currently expects that it will be able to file the Form 10-K by the end of the fifteen calendar day period as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley E. Singer,

Chief Financial Officer and Treasurer                (617) 375-7500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No *

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	As set forth above, the Company is in the process of evaluating the impact of certain non-cash tax-related items on its financial statements, including potential prior period errors. The Company is continuing its review of these items, including an evaluation of the materiality of the potential errors and any impact on its prior period financial statements. Until such work is completed, the Company is unable to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included the Form 10-K.

American Tower Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2008

By:  /s/    Bradley E. Singer

        Bradley E. Singer

        Chief Financial Officer and Treasurer